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                            February 22, 2024

       Ross Berner
       Chief Executive Officer
       Proficient Auto Logistics, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Proficient Auto
Logistics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
5, 2023
                                                            CIK No. 0001998768

       Dear Ross Berner:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our January 19,
       2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary, page 1

   1. We note your response to prior comment 1. Please further revise throughout the prospectus to highlight
that you have not operated as a combined company in the past. In this regard, we note
limited revisions in response to the prior comment.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany22,
February    NameProficient
             2024           Auto Logistics, Inc.
February
Page 2 22, 2024 Page 2
FirstName LastName
Our engagement of independent contractors, page 13

2. We note your response to prior comment 4. Please revise to clarify whether there are states in which your drivers were previously classified as independent contractors and are now deemed to be employees. For those states, if any, please clarify how your operations changed as a result of the changed status of your drivers. Market, Industry and Other Data, page 30

3. We note your response to prior comment 5. To expedite our review please identify the specific report(s) that are the source of the data from the Autohaulers Association of
         America, the U.S. Department of Transportation Safety, and Fitness Electronic Records
         System and Transport Topics, and the date(s) of the report(s). Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

4. We note your response to prior comment 9; however, we could not locate such revisions.
         Please revise or advise.
Blue Chip Customer Base Comprised of Leading Automotive Original Equipment Manufacturers, page 58

5. We note your response to prior comment 11. Please revise your description of the contract services arrangements to remove the word "dedicated" which appears to suggest that such arrangements are exclusive.
Our Strategy, page 59

6. We note your response to prior comment 12 and reissue it in part. We note the strategies discussed in this section. To the extent that you intend to integrate or leverage the operations of the Founding Companies, please discuss the expected costs, if known.
Overview of Founding Companies, page 60

7. We note your response to prior comment 13 and reissue in part. Please revise to describe the negotiation process in greater detail, as requested in the prior comment.
8. In your response to prior comment 16, you state that you do not expect that the Founding
         Companies will compete with each other. However, it would appear foreseeable that conflicts that may arise in a collective. For example, it appears that a single customer could be provided with similar services at potentially different rates by two or more
         Founding Companies or, alternatively, a Founding Company may wish to pursue strategic objectives that differ from other Founding Companies. Please describe how you propose to resolve conflicts of interests among your members.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany22,
February    NameProficient
             2024           Auto Logistics, Inc.
February
Page 3 22, 2024 Page 3
FirstName LastName
Tribeca Automotive Inc, and Affiliate
Revenue Recognition, page F-90

9. We note your response to comment 21. In light of your intention to change policy for the recognition of revenue, please tell us if there is any financial impact on the periods presented and your assessment of its materiality under SAB Topic 1.M. Additionally, address the need to provide disclosures required by ASC 250-10-50-7 with respect to revisions made to audited financial statements in connection with the correction of an error in previously issued financial statements.
        Please contact Brian McAllister, Staff Accountant, at 202-551-3341 or Kimberly Calder,
Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-
551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Edward S. Best